Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

January 19, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sino Gas International Holdings, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed December 24, 2009
File No. 333-147998
Forms 8-K
Filed December 4 and 30, 2009
File No. 000-51364

Dear Mr. Owings:

In response to the staff of the SEC’s (the “Staff”) letter dated January 7, 2010 relating to Amendment No. 10 to the Registration Statement on Form S-1 (the “Registration Statement”) of Sino Gas International Holdings, Inc. (“we”, “us” or the “Company”) for the registration of shares of our Common Stock, par value $001 per share, we hereby file by IDEA transmission (i) our responses to the Staff’s comments, (ii) a copy of Amendment No. 11 to the Registration Statement (“Amendment No. 11”) and (iii) a copies of Amendment No. 1 to our Current Reports on Forms 8-K filed on December 4, and 30, 2009  Set forth below are the Company’s responses to the SEC’s comments.  For the convenience of the Staff, each of the SEC’s comments is set out immediately preceding the corresponding response.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Prospectus contained within Amendment No. 11.

Amendment No. 10 to Registration Statement on Form S-I

1.
We note that you completed private placements on November 30 and December 23, 2009.  Please provide us with an analysis of why your private placement offerings should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of the private offering.  In this regard, please see Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located at our web-site: http//www Sec gov/divisions/corpfin/cfguidance.shtml.

Securities and Exchange Commission
January 19, 2010

Response

We advise that Staff that we believe that the private placements on November 30, 2009 and December 23, 2009 by which purchasers agreed to purchase the 8% Senior Secured Convertible Notes (the “Notes”) and warrants (the “Warrants”) to purchase shares of the Company’s common stock (the “Private Placements”) should not be integrated into the offering of shares of common stock of the Company that may be offered for sale for the account of the selling stockholders identified in the prospectus pursuant to the Registration Statement based upon the principles set forth in the SEC’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007).  We believe that the purchasers in the Private Placements were not solicited by the Registration Statement in a general solicitation.

The SEC’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007) states that the filing of a registration statement does not eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  Further, Securities Act Release No. 8828 states that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.  Securities Act Release No. 8828 gives the example that if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.  Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.

We believe that the Private Placements were transactions within the “safe harbor” for the private offering exemption under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  We engaged Axiom Capital Management, Inc. as placement agent (the “Placement Agent”) for the Private Placements.  The purchasers of the Notes and the Warrants in the Private Placements, all “accredited investors” as that term is defined in Rule 501(a) of Regulation D under the 1933 Act, were directly contacted by the Placement Agent outside of the offering under the prospectus and the Registration Statement.  In addition, the purchasers made representations and warranties in Sections 2.2(a), 2.2(b), 2.2(d), 2.2(g) and 2.2(j) of the Securities Purchase Agreement dated as of November 30, 2009 by and among the Company and the purchasers (the “Securities Purchase Agreement”), upon which the we relied in concluding that the Private Placements were valid private placements under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.  The relevant representations and warranties in the Securities Purchase Agreement may be summarized as follows:

Securities and Exchange Commission
January 19, 2010

•
The purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the 1933 Act.  The purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Note, the Warrant, and the shares underlying the Note and Warrant.

•
The purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company which have been requested and materials relating to the offer and sale of the Note, the Warrant, and the shares underlying the Note and Warrant which have been requested by the purchaser.  The purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company.  In determining whether to enter into this Agreement and purchase the Securities, the purchaser has relied solely on the written information supplied by Company employees in response to any written due diligence information request provided by purchaser to the Company, and the purchaser has not received nor relied upon any oral representation or warranty relating to the Company.

•
The purchaser understood that the Company shall issue the Note and the Warrants and, if applicable, certificates for the underlying shares, to the purchaser with legends to the effect that the securities had not been registered under the Securities Act and may not be resold except pursuant to an effective registration statement or pursuant to an exemption from registration.

•
The purchaser is purchasing the securities for its own account for investment and not with a view to distribution or sale in violation of the 1933 Act or any state securities laws or rules and regulations promulgated thereunder.  The purchaser has been advised and understands that the Company, in issuing the Note and the Warrant, is relying upon, among other things, the representations and warranties of the purchaser in concluding that such issuance is a “private offering” and is exempt from the registration provisions of the 1933 Act.

•
The purchaser understands that the Note and the Warrant are being offered and sold in reliance on a transactional exemption from the registration requirements of Federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the purchaser in order to determine the applicability of such exemptions and the suitability of the purchaser to acquire the Note and the Warrant, and the underlying shares issuable upon conversion or exercise thereof.

We also note that (1) the Company had not and has not distributed the preliminary prospectus contained in the Registration Statement to any potential investors, whether potential private investors or potential investors in the public offering, and (2) the Company had not and has not conducted any “road show” meetings with potential investors.

Securities and Exchange Commission
January 19, 2010

The purchasers of the Private Placements did not independently contact the Company as a result of the general solicitation by means of the Registration Statement for the Private Placement transactions.  Certain purchasers, listed as selling shareholders in the prospectus that is a part of the Registration Statement, also have pre-existing relationships with the Company pursuant to a Securities Purchase Agreement dated September 13, 2007.  Furthermore, there was no general solicitation, mass marketing or advertising in connection with the Private Placements and the purchasers were not identified through a public solicitation or mass marketing efforts relating to the public offering.

As supported by the facts above and in reliance upon the SEC’s integration guidance in Securities Act Release No. 8828, we believe that the Private Placements should not be integrated into the offering under the prospectus that is a part of the Registration Statement.

2.
We note that your fee table, prospectus cover page and various other places in your prospectus you indicate that you are registering 5,976,212 shares of your common stock, which includes 271,074 shares that are issuable upon exercise of certain warrants.  Considering you indicate in your selling stockholder table on page 66 that you are registering for resale certain shares that are issuable upon conversion or exercise of the recently issued 8% Senior Secured Convertible Notes and accompanying warrants, respectively, please update your disclosure to quantify the number of shares that are issuable pursuant to the terms of such securities that you are registering for resale so that readers are not left with the impression that 5,705,138 shares of common stock being registered are presently outstanding.

Response

We advise the Staff that the shares underlying the recently issued 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement.  Footnote 16 on page 67 of Amendment No. 10 to the Registration Statement indicates certain selling shareholders that also purchased the Company’s recently issued 8% Senior Secured Convertible Notes and accompanying warrants.  The selling shareholders, however, will not be offering for sale the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants under the prospectus in the Registration Statement.  For the avoidance of any uncertainty, Footnote 16 in Amendment No. 11 to the Registration Statement has been revised to include the following:

“The shares issuable upon conversion or exercise of the 8% senior secured convertible notes and warrants to purchase shares of the Company’s common stock are not being offered for sale under this prospectus.”

3.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the 8% Senior Secured Convertible Notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Securities and Exchange Commission
January 19, 2010

Response

We advise the Staff that the shares underlying the recently issued 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement.  Please see our response to Comment 2.  Accordingly, no change has been made as a result of this comment.

4.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible note transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the convertible note transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

Please see our response to Comment 2.  Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•           the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•           the conversion price per share of the underlying securities on the date of the sale of the convertible notes, using the price per share established in the convertible notes;

•           the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

Securities and Exchange Commission
January 19, 2010

•           the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•           the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•           the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

Please see our response to Comment 2. Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four above;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes disclosed in response to comment five above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Securities and Exchange Commission
January 19, 2010

Response

Please see our response to Comment 2. Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the convertible note transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Securities and Exchange Commission
January 19, 2010

Response

Please see our response to Comment 2. Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Please see our response to Comment 2. Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Securities and Exchange Commission
January 19, 2010

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g, before or after the announcement of the convertible notes transaction, before the filing or after the tiling of the registration statement, etc.).

Response

Please see our response to Comment 2. Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

We advise the Staff that descriptions of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) are currently disclosed in the Selling Stockholders section on pages 67, 68 and 69 of the Registration Statement and all such agreements are included or referenced as exhibits to the Registration Statement.  Please also see our response to Comment 2.  Accordingly, no change has been made as a result of this comment.

Securities and Exchange Commission
January 19, 2010

Executive Compensation, page 60

11.
Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document, as applicable, to reflect information for your recently completed fiscal year ending December 31, 2009. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to Section 217.11 under “Interpretive Responses Regarding Particular Situations” of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Response

We advise the Staff that we have updated the disclosure to reflect information for the recently completed fiscal year ending December 31, 2009 in Amendment No. 11 to the Registration Statement.

Principal Stockholders, page 63

12.
Please explain to us how you have arrived at the percentages that are reflected in the table that appears on page 64. As an example only, you indicate that the 12,815,225 shares of common stock held by your directors and executive officers represents 30.4% of your common stock, however, with 26,769,313 shares outstanding, this percentage would appear to be understated. We understand that the 12,815,225 shares of common stock includes certain shares issuable in the future but even if those amounts are excluded it would appear that 30.4% is understated. Please revise or advise.

Response

We advise the Staff that we have revised the percentages disclosed in Amendment No. 11 to the Registration Statement.

Selling Stockholders, page 65

13.
Please advise us as to how the amounts being registered for resale by certain selling stockholders have increased, with a view to ensuring that all transactions describing how the selling stockholders have acquired their shares have been disclosed. We note footnote 16, which explains why some of the selling stockholders are registering additional shares, however, it is not clear why the amounts being sold by MidSouth Investor Fund and Whitebox Intermarket Partners have increased.

Securities and Exchange Commission
January 19, 2010

Response

We advise the Staff that the amounts being sold by MidSouth Investor Fund, Whitebox Intermarket Partners, SEI Private Trust FAO – The JM Smucker Co. Master Trust, Straus Partners LP and Straus-GEPT Partners LP have increased due to the inclusion of 39,964 shares, 59,947 shares, 19,982 shares, 40,464 shares and 49,456 shares in “Make-Good” shares issued to MidSouth Investor Fund, Whitebox Intermarket Partners, SEI Private Trust FAO – The JM Smucker Co. Master Trust, Straus Partners LP and Straus-GEPT Partners LP, respectively, under the Company’s Make-Good obligation pursuant to the Securities Purchase Agreement dated September 13, 2007.  We have revised our disclosure on page 68 to describe the acquisition of these additional shares.  In addition, we advise the Staff that the shares underlying the recently issued 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement.  The selling shareholders will not be offering for sale the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants under the prospectus in the Registration Statement.

14.
Please revise footnote 16 to quantify, consistent with comment two above, the amount of common stock that is being registered at this time that is convertible under the 8% senior secured convertible notes and exercisable under the warrants you reference.

Response

Please see our response to Comment 2.  Because the shares underlying the 8% Senior Secured Convertible Notes and accompanying warrants are not being registered in the Registration Statement, no change has been made as a result of this comment.

Item 15 Recent Sales of Unregistered Securities page 158

15.
Please revise to clarify your indication in the first paragraph that the Purchasers agreed to purchase warrants to purchase 9,746,719 shares of your common stock when, in fact, it would appear that the Purchasers agreed to purchase warrants to purchase 3,898,687 shares of common stock and the notes are convertible into 9,746,719 shares of common stock. You make a similar statement in the Form 8- K filed December 4, 2009.

Response

We advise the Staff that the statement described in Comment 15 is a typographical error.  We have revised the statement to reflect warrants to purchase 3,898,687 shares of common stock in Amendment No. 11 and Amendment No. 1 to the Form 8-K filed December 4, 2009.

16.
Your indication that you relied upon exemptions of the Securities Act of 1933 is insufficient without specifically identifying the exemption relied upon as well as the facts that made the exemption available to you. Please revise. This comment also applies to the Form 8-K mentioned below.

Response

We advise the Staff that we haverevised the disclosure in Amendment No. 11 and our Current Report on  Form 8-K dated December_4, 2009 to indicate that the transactions are within the “safe harbor” for the private offering exemption under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and facts, such as the purchasers’ accredited investor status, that made the exemption available.

Securities and Exchange Commission
January 19, 2010

Exhibit 5.1

17.
Please file a revised legal opinion reflecting that the number of shares you have registered for resale has changed, clarifying which shares have been issued or may be issued upon exercise or conversion.

Response

We advise the Staff that we have filed in Amendment No. 11 a revised legal opinion reflecting the change in the number of shares to be registered for resale.

Form 8-K filed December 4, 2009

18.	Please revise to include the exhibits and schedules to your Exhibit 10.1.

Response

We advise the Staff that we have amended our Current Report on Form 8-K filed December 4, 2009 to include the exhibits and schedules to Exhibit 10.1 thereto.

Form 8-K filed December 30, 2009

19.	Please expand your description of the transaction to include the identity of the parties to the agreement.

Response

We advise the Staff that we have revised  the description of the transaction in Amendment No. 1 to our Current Report on Form 8-K filed December 20, 2009 to include the identity of the parties to the agreement.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effectiveness, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We acknowledge that we may not assert staff comments or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the comments of the Commission, and we request that the review of Amendment No. 11 be handled on an expedited basis.  If the Commission has any questions or further comments, we respectfully request that such comments be directed to the undersigned as soon as practicable.  We would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Securities and Exchange Commission
January 19, 2010

Sincerely

/s/ Yuchuan Liu
Yuchuan Liu
Chairman and Chief Executive Officer

cc:           Cadwalader, Wickersham & Taft LLP